Exhibit 99.3

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements are based on the consolidated financial statements of Brookfield Business Partners L.P. (the “partnership”) and the consolidated financial statements of Modulaire Investments 2 S.a.r.l. (“Modulaire”) as adjusted to give effect to the probable acquisition of Modulaire (the “Modulaire acquisition”). These Unaudited Pro Forma Financial Statements have been prepared to illustrate the effects of the following transaction accounting adjustments that are expected to occur upon completion of the Modulaire acquisition (collectively, the “Transactions”):

•	The partnership, together with institutional partners, is expected to acquire a 100% interest in Modulaire for total expected consideration of $4,995 million. The partnership is expected to hold a 100% voting interest and a 31% economic interest in Modulaire, with the balance held by institutional partners;

•	It is expected that prior to the completion of the Modulaire acquisition, $2,390 million of debt within Modulaire will be extinguished;

•	The partnership, together with institutional partners, plans to fund a portion of the Modulaire acquisition with approximately $3,167 million of non-recourse borrowings; and

•	Prior to the completion of the Modulaire acquisition, it is expected that Modulaire will make an in-kind distribution of financial assets totaling $230 million to the former shareholders of Modulaire.

The information in the Unaudited Condensed Pro Forma Statements of Operating Results gives effect to the pro forma adjustments as if they had been consummated on January 1, 2020. The information in the Unaudited Condensed Pro Forma Statement of Financial Position gives effect to the pro forma adjustments as if they had been consummated on June 30, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and has been prepared using accounting policies that are consistent with IFRS as issued by the IASB.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of Brookfield Business Partners L.P. as at December 31, 2020 and 2019 and for each of the years in the three years ended December 31, 2020, the unaudited interim financial statements of Brookfield Business Partners L.P. as at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020, the audited financial statements of Modulaire Investments 2 S.a.r.l. as at December 31, 2020 and for the year ended December 31, 2020 and the unaudited interim financial statements of Modulaire Investments 2 S.a.r.l. as at June 30, 2021 and December 31, 2020 and for the six months ended June 30, 2021. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the items for which we are giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

					Transaction accounting adjustments
US$ MILLIONS (except as noted) As at June 30, 2021	Brookfield Business Partners L.P.	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Pro forma combined
		(1)	(1)		(2)
Assets
Current Assets
Cash and cash equivalents	$2,076	€181	$215	$—	$—		$—		$2,291
Trade receivables and contract assets	—	278	330	(330)	—		—		—
Financial assets	2,281	—	—	230	—		(230)	(8)	2,281
Accounts and other receivable, net	4,511	—	—	330	—		—		4,841
Inventory, net	3,951	—	—	84	—		—		4,035
Inventories	—	71	84	(84)	—		—		—
Other assets	1,372	—	—	44	—		—		1,416
Prepaid expenses and other current assets	—	37	44	(44)	—		—		—
Other current financial assets	—	194	230	(230)	—		—		—
	14,191	761	903	—	—		(230)		14,864
Financial assets	6,482	—	—	—	—		—		6,482
Accounts and other receivable, net	728	—	—	—	—		—		728
Other intangible assets	—	225	267	(267)	—		—		—
Other assets	373	—	—	33	—		—		406
Rental equipment	—	1,201	1,424	(1,424)	—		—		—
Other property, plant and equipment	—	192	228	(228)	—		—		—
Property, plant and equipment	13,119	—	—	1,652	223	(3)	—		14,994
Deferred income tax assets	736	—	—	6	—		—		742
Deferred tax assets	—	5	6	(6)	—		—		—
Intangible assets	11,026	—	—	267	1,487	(3)	—		12,780
Equity accounted investments	1,586	—	—	—	—		—		1,586
Goodwill	5,284	457	542	—	1,455	(2)	—		7,281
Other non-current assets	—	28	33	(33)	—		—		—
	$53,525	€2,869	$3,403	$—	$3,165		$(230)		$59,863

					Transaction accounting adjustments
US$ MILLIONS (except as noted) As at June 30, 2021	Brookfield Business Partners L.P.	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Pro forma combined
Liabilities and Equity		(1)	(1)		(2)
Current Liabilities
Accounts payable and other	$11,047	—	$—	$540	$70	(4)(6)	$—		$11,657
Trade payables and accrued liabilities	—	294	349	(349)	—		—		—
Current tax payable	—	20	24	(24)	—		—		—
Deferred revenue and customer deposits	—	88	104	(104)	—		—		—
Current provisions	—	11	13	(13)	—		—		—
Current portion of long-term debt and interest	—	184	218	(218)	—		—		—
Corporate borrowings	427	—	—	—	—		—		427
Non-recourse borrowings in subsidiaries of the partnership	1,367	—	—	168	—		(168)	(7)	1,367
	12,841	597	708	—	70		(168)		13,451
Accounts payable and other	7,411	—	—	187	—		—		7,598
Corporate borrowings	—	—	—	—	—		—		—
Non-recourse borrowings in subsidiaries of the partnership	20,491	—	—	2,238	—		945	(7)	23,674
Deferred income tax liabilities	1,586	89	106	—	434	(5)	—		2,126
Long-term debt	—	1,983	2,351	(2,351)	—		—		—
Non-current provisions	—	15	18	(18)	—		—		—
Other non-current liabilities	—	47	56	(56)	—		—		—
	$42,329	€2,731	$3,239	$—	$504		$777		$46,849
Equity
Limited partners	$2,230	€—	$—	$23	$441		$(167)		$2,527
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,993	—	—	20	392		(148)		2,257
Interest of others in operating subsidiaries	6,973	—	—	121	1,828		(692)		8,230
Equity attributable to the owners of the Company	—	116	138	(138)	—		—		—
Non-controlling interests	—	22	26	(26)	—		—		—
	$11,196	€138	$164	$—	$2,661		$(1,007)		$13,014
	$53,525	€2,869	$3,403	$—	$3,165		$(230)		$59,863

See the accompanying notes to the Unaudited Pro Forma Financial Statements

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

					Transaction accounting adjustments
US$ MILLIONS (except as noted) For the six months ended June 30, 2021	Brookfield Business Partners L.P.	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Pro forma combined
		(1)	(1)		(2)
Revenues	$21,064	€—	$—	$803	$—		$—		$21,867
Leasing and services	—	480	578	(578)	—		—		—
Sales of modular units and buildings	—	187	225	(225)	—		—		—
Direct operating costs	(18,432)	—	—	(398)	—		—		(18,830)
Costs of sales of goods and providing services	—	(330)	(398)	398	—		—		—
Depreciation of rental equipment	—	(76)	(92)	92	—		—		—
General and administrative expenses	(504)	—	—	(177)	—		—		(681)
Administrative expenses	—	(180)	(217)	217	—		—		—
Depreciation and amortization expense	(1,095)	—	—	(132)	(46)	(3)	—		(1,273)
Finance expense, net	—	(58)	(70)	70	—		—		—
Interest income (expense), net	(699)	—	—	(105)	—		15	(7)	(789)
Equity accounted income (loss), net	36	—	—	—	—		—		36
Impairment expense, net	(201)	—	—	—	—		—		(201)
Gain (loss) on acquisitions/dispositions, net	1,823	—	—	—	—		—		1,823
Currency (losses) / gains, net	—	3	4	(4)	—		—		—
Other income (expense), net	(58)	—	—	39	—		—		(19)
Income tax (expense) recovery
Current	(311)	—	—	(14)	—		—		(325)
Deferred	115	—	—	6	25	(5)	—		146
Income tax expense	—	(7)	(8)	8	—		—		—
Net income (loss)	$1,738	€19	$22	$—	$(21)		$15		$1,754
Attributable to:
Owners of the company	$—	€18	$21	$(21)	$—		$—		$—
Limited partners	231	—	—	3	(3)		2		233
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	205	—	—	3	(3)		2		207
Special Limited Partners	79	—	—	—	—		—		79
Interest of others in operating subsidiaries	1,223	—	—	16	(15)		11		1,235
Non-controlling interests	—	1	1	(1)	—		—		—
	$1,738	€19	$22	$—	$(21)		$15		$1,754
Basic and diluted earnings per LP unit	$2.94								$2.96
Weighted-average LP Units (millions)	78.7								78.7

					Transaction accounting adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2020	Brookfield Business Partners L.P.	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Pro forma combined
		(1)	(1)		(2)
Revenues	$37,635	€—	$—	$1,386	$—		$—		$39,021
Leasing and services	—	816	932	(932)	—		—		—
Sales of modular units and buildings	—	398	454	(454)	—		—		—
Direct operating costs	(32,465)	—	—	(729)	—		—		(33,194)
Costs of sales of goods and providing services	—	(638)	(729)	729	—		—		—
Depreciation of rental equipment	—	(136)	(155)	155	—		—		—
General and administrative expenses	(968)	—	—	(303)	—		—		(1,271)
Administrative expenses	—	(323)	(369)	369	—		—		—
Depreciation and amortization expense	(2,165)	—	—	(221)	(91)	(3)	—		(2,477)
Finance expense, net	—	(219)	(250)	250	—		—		—
Interest income (expense), net	(1,482)	—	—	(193)	—		(1)	(7)	(1,676)
Equity accounted income (loss), net	57	—	—	—	—		—		57
Net impairment (losses) / gains on financial and contract assets	—	(2)	(2)	2	—		—		—
Impairment expense, net	(263)	—	—	(2)	—		—		(265)
Gain (loss) on acquisitions/dispositions, net	274	—	—	—	—		—		274
Currency (losses) / gains, net	—	70	80	(80)	—		—		—
Other income (expense), net	111	—	—	23	(30)	(6)	—		104
Income tax (expense) recovery
Current	(284)	—	—	(24)	—		—		(308)
Deferred	130	—	—	18	48	(5)	—		196
Income tax expense	—	(5)	(6)	6	—		—		—
Net income (loss)	$580	€(39)	$(45)	$—	$(73)		$(1)		$461

					Transaction accounting adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2020	Brookfield Business Partners L.P.	Modulaire historical (in €)	Modulaire historical (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Pro forma combined
Attributable to:		(1)	(1)		(2)
Owners of the company	$—	€(40)	$(46)	$46	$—		$—		$—
Limited partners	(91)	—	—	(8)	(12)		—		(111)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(78)	—	—	(7)	(11)		—		(96)
Special Limited Partners	—	—	—	—	—		—		—
Interest of others in operating subsidiaries	749	—	—	(30)	(50)		(1)		668
Non-controlling interests	—	1	1	(1)	—		—		—
	$580	€(39)	$(45)	$—	$(73)		$(1)		$461
Basic and diluted earnings per LP Unit	$(1.13)								$(1.38)
Weighted-average LP Units (millions)	80.2								80.2

See the accompanying notes to the Unaudited Pro Forma Financial Statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1)	The historical financial information of Modulaire was prepared in accordance with IFRS as issued by the IASB and presented in euros (€). The historical financial information was translated from euros to U.S. dollars using the following historical exchange rates:

€ / $
Average exchange rate for the year ended December 31, 2020 (statement of operating results)	1.14
Average exchange rate for the six months ended June 30, 2021 (statement of operating results)	1.21
Period end exchange rate as at June 30, 2021 (statement of financial position)	1.19

(2)	The acquisition will be accounted for using the acquisition method under IFRS 3, Business combinations with the partnership being identified as the accounting acquirer. The following table summarizes, on a preliminary basis, the expected cash consideration transferred, assets acquired and liabilities assumed at the acquisition date:

(US$ MILLIONS)
Cash and cash equivalents	$215
Accounts and other receivable, net	330
Inventory, net	84
Other assets	77
Property, plant and equipment	1,875
Deferred income tax assets	6
Intangible assets	1,754
Accounts payable and other	(782)
Deferred income tax liabilities	(540)
Net identifiable assets acquired	$3,019
Non-controlling interests	(21)
Goodwill	1,997
Consideration transferred	$4,995

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position and the Unaudited Pro Forma Statements of Operating Results is based on various assumptions to determine management’s best estimates of fair value. The partnership does not expect the goodwill to be deductible for tax purposes. The final purchase price allocation will be determined when the partnership has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The final allocation may include (1) changes in fair values of property, plant & equipment; (2) changes in allocations to intangible assets, such as customer relationships and brand, as well as goodwill; and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(3)	As a part of the Modulaire acquisition, the fair value adjustment applied to property, plant and equipment is expected to result in an increase to carrying value of $223 million, with an average useful life of 7 years. In addition, the fair value adjustment applied to intangible assets is expected to result in an increase to carrying value of $1,487 million, where total intangible assets, after the fair value adjustment is applied, comprises $1,042 million relating to customer relationship intangibles with an average useful life of 13 years, $18 million relating to software with an average useful life of 5 years and $694 million relating to brand intangibles with an indefinite useful life. If the acquisition had occurred on January 1, 2020, depreciation and amortization expense for the year ended December 31, 2020 and for the six months ended June 30, 2021 would have increased by $91 million and $46 million, respectively.

(4)	Reflects an increase of $40 million to accounts payable and other associated with the estimated fair value of provisions.

(5)	This adjustment reflects the purchase accounting adjustments to the Modulaire historical deferred income tax liabilities of $434 million. The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(6)	Represents the accrual of $30 million of estimated transaction costs incurred by the partnership subsequent to June 30, 2021. There were no transaction costs included in the historical statement of operating results of the partnership for the six months ended June 30, 2021. These costs will not affect the partnership’s statement of operating results beyond 12 months after the acquisition date.

(7)	Prior to the closing of the Modulaire acquisition, Modulaire will extinguish $2,390 million of its fixed and variable-rate borrowings (the “Extinguished Borrowings”) with a weighted-average interest rate of 6.8%. When the Modulaire acquisition closes, the partnership expects to raise proceeds of $3,167 million of fixed and variable-rate non-recourse borrowings (“New Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 4.7% and incur debt issuance costs of approximately $79 million, which will be used to partially fund the Modulaire acquisition.

The table below presents the net increase to non-recourse borrowings in subsidiaries of the partnership reflects the New Non-Recourse Borrowings of $3,246 million incurred to partially fund the Modulaire acquisition, less $79 million of debt issuance costs.

(US$ MILLIONS)
Decrease for Extinguished Borrowings of Modulaire	$(2,390)
Increase for issuance of New Non-Recourse Borrowings	3,167
Other Transaction accounting adjustment to non-recourse borrowings in subsidiaries of the partnership	$777

The table below presents the net decrease to borrowing costs presented within interest income (expense), net reflects the interest savings on the Extinguished Borrowings, less the borrowing costs on the New Non-Recourse Borrowings and the amortization of related debt issuance costs.

(US$ MILLIONS)	Six months ended June 30, 2021	Year ended December 31, 2020
Elimination of interest expense and amortization of debt issuance costs – Extinguished Borrowings	$97	$163
Interest expense on New Non-Recourse Borrowings	(77)	(153)
Amortization of debt issuance costs on New Non-Recourse Borrowings	(5)	(11)
Other transaction accounting adjustments to interest income (expense), net	$15	$(1)

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $1 million for the six months ended June 30, 2021 and $2 million for the year ended December 31, 2020.

(8)	Prior to the closing of the Modulaire acquisition, $230 million of financial assets were distributed in-kind to the former shareholder of the company. The Unaudited Pro Forma Financial Statement of Financial Position is adjusted to represent the other transaction accounting adjustment as a reduction to equity.